SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )

Wheaton River Minerals Ltd.

(Name of Subject Company)

Goldcorp Inc.
Goldcorp Acquisition ULC

(Name of Filing Persons (Offerors))

Common Stock

(Title of Class of Securities)

962902102

(CUSIP Number of Class of Securities)

Greg Laing
Goldcorp Inc.
145 King Street West, Suite 2700,
Toronto, Ontario M5H 1J8, Canada
(416) 865-0326

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael Melanson Fraser Milner Casgrain LLP 1 First Canadian Place, 39th Floor 100 King Street West Toronto, Ontario M5X 1B2 Canada (416) 863-4511	D. Grant Vingoe Dorsey & Whitney LLP BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370

CALCULATION OF FILING FEE

Transaction Valuation (1):	Amount of Filing Fee (2):
$2,435,220,053.97	$286,625.40

(1)     Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11(d) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended. The transaction valuation is equal to the product of (i) $3.165, which is the average of high and low sale prices of Wheaton common shares as reported on the American Stock Exchange on December 3, 2004, and (ii) 769,421,818, which is the estimated number of outstanding Wheaton common shares as of December 17, 2004 (assuming full conversion of all outstanding exercisable options and warrants for Wheaton common shares).

(2)     The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$286,625.40
Form or Registration No.:	Form F-10
Filing Party:	Goldcorp Inc.
Date Filed:	December 29, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

     This Tender Offer Statement on Schedule TO is filed by Goldcorp Inc., an Ontario corporation (“Goldcorp”) and Goldcorp Acquisition ULC, a Nova Scotia unlimited liability company (“Subco”) and a wholly owned subsidiary of Goldcorp. This Schedule TO relates to the offer by Goldcorp and Subco to purchase all of the outstanding common shares of Wheaton River Minerals Ltd. on the basis of 0.25 Goldcorp common share for each Wheaton common share. The Offer is subject to the terms and conditions set forth in the Take Over Bid Circular, dated December 29, 2004 (the “Take Over Bid Circular”) and the related Letter of Acceptance and Transmittal (“Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Take Over Bid Circular and Letter of Transmittal, as each may be amended or supplemented from time to time, constitute the “Offer”.

     The information set forth in the Take Over Bid Circular and the Letter of Transmittal, including all schedules, exhibits and annexes thereto, are hereby incorporated by reference in response to all the items of information required to be included in, or covered by a Tender Offer Statement on Schedule TO as a result of this Offer.

Item 12     EXHIBITS

Exhibit	Description
(a)(1)(A)	Take Over Bid Circular, including the Offer to Purchase, dated December 29, 2004 (filed herewith)

(a)(1)(B)	Letter of Acceptance and Transmittal (filed herewith)

(a)(1)(C)	Notice of Guaranteed Delivery (filed herewith)

(a)(1)(D)	Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 (filed herewith)

(a)(1)(E)	Annual Information Form of Goldcorp for the year ended December 31, 2003, dated May 14, 2004 (incorporated by reference to Goldcorp’s annual report on Form 40-F filed May 19, 2004)

(a)(1)(F)	Audited comparative consolidated financial statements of Goldcorp as at, and for the year ended, December 31, 2003, together with the auditors’ report thereon (incorporated by reference to Goldcorp’s annual report on Form 40-F filed May 19, 2004)

(a)(1)(G)	Management’s Discussion and Analysis for the year ended December 31, 2003 (incorporated by reference to Goldcorp’s annual report on Form 40-F filed May 19, 2004)

(a)(1)(H)	Unaudited comparative consolidated interim financial statements of Goldcorp as at, and for the nine-month period ended, September 30, 2004 (incorporated by reference to Goldcorp’s filing on Form 6-K filed on October 22, 2004)

(a)(1)(I)	Management’s Discussion and Analysis for the nine-month period ended September 30, 2004 (incorporated by reference to Goldcorp’s report on Form 6-K filed on October 22, 2004)

Exhibit	Description

(a)(1)(J)	Management Information Circular and Proxy Statement of Goldcorp dated March 31, 2004 distributed in connection with the annual and general meeting of shareholders of Goldcorp held on June 16, 2004 (excluding the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Corporate Governance”) (excluding the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Corporate Governance”) (incorporated by reference to Goldcorp’s report on Form 6-K filed on May 14, 2004)

(a)(1)(K)	Material change report of Goldcorp dated December 7, 2004 concerning the Offer (incorporated by reference to Goldcorp’s report on Form 6-K filed on December 6, 2004)

(a)(1)(L)	Material change report of Goldcorp dated December 24, 2004 concerning Goldcorp’s approval of the Offer and entering into the Acquisition Agreement (incorporated by reference to Goldcorp’s report on Form 6-K filed on December 29, 2004)

(a)(4)(A)	Press release issued by Goldcorp Inc. (incorporated by reference to Goldcorp’s filing pursuant to Rule 425 filed on December 6, 2004)

(a)(4)(B)	Transcript of Joint Conference Call of Goldcorp Inc. and Wheaton River Minerals Ltd. held on December 6, 2004 (incorporated by reference to Goldcorp’s filing pursuant to Rule 425 filed on December 10, 2004)

(d)(1)	Acquisition Agreement, dated December 23, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd. (filed herewith)

(d)(2)	Standstill and Confidentiality Agreement, dated December 3, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd. (filed herewith)

(d)(3)	Letter of Intent, dated December 5, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd. (filed herewith)

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDCORP INC.
By:	/s/ R. Gregory Laing
R. Gregory Laing
Vice President, Legal

GOLDCORP ACQUISITION ULC
By:	/s/ R. Gregory Laing
R. Gregory Laing
Vice President, Legal

Date: December 29 , 2004

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Take Over Bid Circular, including the Offer to Purchase, dated December 29, 2004 (filed herewith)

(a)(1)(B)	Letter of Acceptance and Transmittal (filed herewith)

(a)(1)(C)	Notice of Guaranteed Delivery (filed herewith)

(a)(1)(D)	Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 (filed herewith)

(a)(1)(E)	Annual Information Form of Goldcorp for the year ended December 31, 2003, dated May 14, 2004 (incorporated by reference to Goldcorp’s annual report on Form 40-F filed May 19, 2004)

(a)(1)(F)	Audited comparative consolidated financial statements of Goldcorp as at, and for the year ended, December 31, 2003, together with the auditors’ report thereon (incorporated by reference to Goldcorp’s annual report on Form 40-F filed May 19, 2004)

(a)(1)(G)	Management’s Discussion and Analysis for the year ended December 31, 2003 (incorporated by reference to Goldcorp’s annual report on Form 40-F filed May 19, 2004)

(a)(1)(H)	Unaudited comparative consolidated interim financial statements of Goldcorp as at, and for the nine-month period ended, September 30, 2004 (incorporated by reference to Goldcorp’s filing on Form 6-K filed on October 22, 2004)

(a)(1)(I)	Management’s Discussion and Analysis for the nine-month period ended September 30, 2004 (incorporated by reference to Goldcorp’s report on Form 6-K filed on October 22, 2004)

(a)(1)(J)	Management Information Circular and Proxy Statement of Goldcorp dated March 31, 2004 distributed in connection with the annual and general meeting of shareholders of Goldcorp held on June 16, 2004 (excluding the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Corporate Governance”) (excluding the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Corporate Governance”) (incorporated by reference to Goldcorp’s report on Form 6-K filed on May 14, 2004)

(a)(1)(K)	Material change report of Goldcorp dated December 7, 2004 concerning the Offer (incorporated by reference to Goldcorp’s report on Form 6-K filed on December 6, 2004)

(a)(1)(L)	Material change report of Goldcorp dated December 24, 2004 concerning Goldcorp’s approval of the Offer and entering into the Acquisition Agreement (incorporated by reference to Goldcorp’s report on Form 6-K filed on December 29, 2004)

(a)(4)(A)	Press release issued by Goldcorp Inc. (incorporated by reference to Goldcorp’s filing pursuant to Rule 425 filed on December 6, 2004)

(a)(4)(B)	Transcript of Joint Conference Call of Goldcorp Inc. and Wheaton River Minerals Ltd. held on December 6, 2004 (incorporated by reference to Goldcorp’s filing pursuant to Rule 425 filed on December 10, 2004)

(d)(1)	Acquisition Agreement, dated December 23, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd. (filed herewith)

(d)(2)	Standstill and Confidentiality Agreement, dated December 3, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd. (filed herewith)

(d)(3)	Letter of Intent, dated December 5, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd. (filed herewith)